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AMERICAS

US Legal Services

Michael A. Pignatella

Counsel

(860) 723-2239

Fax: (860) 723-2216

Michael.Pignatella@us.ing.com

January 27, 2006

Securities and Exchange Commission

100 F Street, NE, Suite 1580

Washington, DC 20549

Attention: Filing Desk

Re:	ING Life Insurance and Annuity Company and its Variable Annuity Account I File Nos: 33-62481 and 811-08582 Withdrawal of Registration Statement on Form N-4

Ladies and Gentlemen:

On September 8, 1995, the above-named Depositor and Registrant submitted for filing, pursuant to the Securities Act of 1933 ("the 33 Act") and the Investment Company Act of 1940, an Initial Registration Statement on Form N-4 and thereafter subsequently amended on February 16, 1996, March 4, 1996 and April 23, 1996. The filing was submitted and accepted under "Form Type" N-4 and assigned a distinct "33 Act" file number (33-62481). No securities were sold in connection with this registration.

Pursuant to Rule 477 under the 33 Act, we respectfully request withdrawal of this registration, and any and all amendments and definitive filings associated with it.

If you have any questions, please call the undersigned at 860-723-2239.

Sincerely,

/s/ Michael A. Pignatella

Michael A. Pignatella

Hartford Site 151 Farmington Avenue, TS31 Hartford, CT 06156-8975	ING North America Insurance Corporation